P.E. 2/19/02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of February 19, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated February 19, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA AND TWO SUBSIDIARIES TO FILE FOR ARRANGEMENT PROCEEDINGS; UPDATE ON RESTRUCTURING

WARSAW, Poland -- February 19, 2002 – Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET) Poland's largest alternative provider of fixed-line telecommunications services, today announced that applications would be filed in Warsaw on Wednesday, February 20, 2002 for the opening of arrangement proceedings with respect to the Company, Netia Telekom S.A. ("Telekom") and Netia South Sp. z o.o. ("South" and, together with the Company and Telekom, the "Companies"). These filings result from the Companies becoming aware that their liabilities exceed their assets and are being planned in relation to its proposed restructuring. Under Polish law, a company with liabilities in excess of its assets must file for bankruptcy unless arrangement proceedings are opened.

Under a Polish arrangement proceeding a company may continue its day-to-day operations, subject to supervision by a court-appointed supervisor. A company may continue to incur additional debts in the ordinary course of business and to pay debts that accrue pending the arrangement proceedings. Trade creditors without outstanding and unpaid debts at the commencement of the arrangement proceedings and with claims arising afterwards are not affected going forward. Following commencement of the proceedings, the outstanding claims of most of a company's pre-commencement creditors may neither be paid by the company nor enforced by those creditors. These restrictions would not apply to the Companies' operating subsidiaries, which are not filing petitions for the opening of arrangement proceedings.

The arrangement proceedings filings are occurring in the context of the Company's ongoing negotiations with a committee of noteholders (the "Committee") holding more than a majority of the Company's high yield debt obligations. The terms of the proposed plans of arrangement were formulated in the context of these negotiations, which include, among other things, an exchange of shares in the Company as partial payment of the debt. Under the terms of the proposed plans of arrangement, the Companies' creditors would have their claims reduced to 10% of their initial value. The claims would be non-interest bearing and would be paid in installments over 10 years. There would be no payments in the first four years, 8.5% of the obligations would be paid in each of years five and six, 17% would be paid in each of years seven and eight and 24.5% would be paid in years nine and ten. As announced yesterday, the negotiations with the Committee led to the proposal of terms from the Committee and a counterproposal from the Company's major shareholders. Each of these proposals would require the Company's debt to be significantly reduced, and the arrangement proceedings are a means of effecting this reduction. Although there can be no assurance that a definitive agreement will be reached, discussions are continuing toward finalizing and agreeing upon terms of the Company's restructuring.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance